Exhibit 99.1

Gravitas Education Holdings, Inc. Reports First Half 2023 Financial Results

BEIJING, September 8, 2023 -- Gravitas Education Holdings, Inc. (“GEHI” or the “Company”) (NYSE: GEHI), a leading early childhood education service provider in China and Singapore, today announced its unaudited financial results for the first half of 2023.

The Company’s Acquisition of eLMTree and Divestiture of its PRC Business

The Company announced on April 18, 2023, that it has entered into an agreement and plan of merger (the “Merger Agreement”), dated April 18, 2023, with Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (the “Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon. It is contemplated that Best Assistant will transfer the education business of NetDragon outside of the PRC to Elmtree Inc., a Cayman Islands exempted company limited by shares (“eLMTree”) and currently a wholly owned subsidiary of Best Assistant. Pursuant to the Merger Agreement, Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”).

Concurrent with the execution of the Merger Agreement, the Company has entered into a share purchase agreement (the “Divestiture Agreement”) with Rainbow Companion, Inc. (the “Divestiture Purchaser”), a purchaser consortium formed by Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates), Trump Creation Limited and China Growth Capital Limited. Pursuant to the Divestiture Agreement, immediately prior to the Closing, the Company will transfer all its education business in China to the Divestiture Purchaser (the “Divestiture”). Upon completion of the Divestiture, the Company will cease to operate any education business in China.

As the Company will divest its China business, the Company’s China operations and its associated assets and liabilities have been reclassified as discontinued operations in the financial results. After the Divestiture, the Company’s Singapore operations and its associated assets and liabilities will continue to remain with the Company. As the Merger has not closed, the financial information of eLMTree is not included in the Company’s financial results for the first six months of 2023. For the unaudited pro forma condensed combined financial information which presents the combined financial information of the Company following the Divestiture and eLMTree after giving effect to the Merger, please refer to the proxy statement for extraordinary general meeting of the Company that was included in our current report on Form 6-K filed with the Securities and Exchange Commission on July 31, 2023.

First Six Months of 2023 Financial Results

•	Net revenues from continuing operations were US$18.0 million, compared with US$15.3 million for the first six months of 2022.

•	Gross profit from continuing operations was US$2.7 million, compared with US$1.0 million for the first six months of 2022.

•	Net loss from continuing operations attributable to ordinary shareholders of GEHI for the first six months of 2023 was US$2.2 million, compared with US$1.1 million for the same period of 2022. Adjusted net loss from continuing operations attributable to ordinary shareholders[1] of GEHI for the first six months of 2023 was US$2.1 million, compared with US$1.0 million for the same period of 2022.

Net loss attributable to ordinary shareholders of GEHI for the first six months of 2023 was US$4.5 million, compared with US$26.8 million of net income attributable to ordinary shareholders of GEHI for the same period of 2022. Adjusted net loss attributable to ordinary shareholders[1] of GEHI for the first six months of 2023 was US$4.1 million, compared with US$27.3 million of adjusted net income attributable to ordinary shareholders[1] of GEHI for the same period of 2022.

First Six Months of 2023 Financial Results

Net Revenues from Continuing Operations

Net revenues from continuing operations for the first six months of 2023 were US$18.0 million, an increase of 17.9% from US$15.3 million for the same period of 2022.

Revenues from kindergarten services from continuing operations for the first six months of 2023 were US$9.5 million, an increase of 18.5% from US$8.0 million for the same period last year. The increase in our revenues generated from kindergarten services was primarily due to a 3.3% increase in the average number of students from 1,412 to 1,459, and a 14.7% increase in the average tuition and fees from US$933 to US$1,070 during the comparison periods.

Revenues from student care center services from continuing operations for the first six months of 2023 were US$7.8 million, an increase of 17.1% from US$6.7 million for the same period last year. The increase in our revenues generated from student care center services was primarily due to a 18.5% increase in the average number of students from 5,757 to 6,820.

Revenues from franchise services from continuing operations for the first six months of 2023 were US$0.7 million, an increase of 18.1% from US$0.6 million for the same period last year. The increase in our revenues generated from franchise services was primarily due to an increase in the number of franchise facilities.

1 Adjusted net income (loss) (from continuing operations) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) (from continuing operations) attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Cost of Revenues of Continuing Operations

Cost of revenues of continuing operations for the first six months of 2023 was US$15.3 million, compared with US$14.2 million for the first six months of 2022. The increase was primarily due to an increase in staff compensation at the Company’s directly operated kindergartens and higher operating cost.

Gross Profit from Continuing Operations

Gross profit from continuing operations for the first six months of 2023 was US$2.7 million, compared with US$1.0 million for the same period last year.

Operating Expenses of Continuing Operations

Total operating expenses of continuing operations for the first six months of 2023 were US$6.0 million, compared with US$3.3 million for the same period last year. Excluding share-based compensation expenses, operating expenses of continuing operations were US$5.8 million for the first six months of 2023, compared with US$3.1 million for the same period last year.

Selling expenses of continuing operations were US$0.3 million for the first six months of 2023, compared with US$0.2 million for the same period last year.

General and administrative expenses of continuing operations for the first six months of 2023 were US$5.7 million, compared with US$3.0 million for the same period last year. Excluding share-based compensation expenses, general and administrative expenses of continuing operations were US$5.5 million for the first six months of 2023, an increase of 90.9% from US$2.9 million for the same period of 2022. The increase in general and administrative expenses excluding share-based compensation expenses was primarily due to the increase in transaction cost related to the Merger.

Operating Loss from Continuing Operations

Operating loss from continuing operations for the first six months of 2023 was US$3.3 million, compared with US$2.2 million for the same period last year. Adjusted operating loss2 from continuing operations for the first six months of 2023 was US$3.1 million, compared with US$2.1 million for the same period last year.

Net Loss from Continuing Operations

Net loss from continuing operations attributable to ordinary shareholders of GEHI for the first six months of 2023 was US$2.2 million, compared with US$1.1 million for the same period of 2022. Adjusted net loss from continuing operations attributable to ordinary shareholders of GEHI for the first six months of 2023 was US$2.1 million, compared with US$1.0 million for the same period of 2022.

 2 Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Basic and diluted net loss from continuing operations per American Depositary Share (“ADS”) attributable to ordinary shareholders of GEHI for the first six months of 2023 were both US$1.59, compared with both of US$0.79 for the same period of 2022. Each ADS represents twenty Class A ordinary shares.

Adjusted basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders3 of GEHI for the first six months of 2023 were both US$1.49 compared with both of US$0.69 for the same period of 2022.

EBITDA4 from continuing operations for the first six months of 2023 was negative US$1.6 million, compared with negative US$0.1 million for the same period of 2022. Adjusted EBITDA5 from continuing operations for the first six months of 2023 was negative US$1.4 million, compared with US$3.1 thousand for the same period of 2022.

Net Income/loss from Discontinued Operations

Loss from discontinued operations after taxes for the first six months of 2023 was US$2.4 million, compared with US$4.1 million for the same period last year. Gain on disposal of discontinued operations after taxes for the first six months of 2023 was nil, compared with US$30.5 million for the same period of 2022. This was primarily because the company divested its directly operated kindergarten business and recognized $30.5 million disposal gain in the first half of 2022, while the Divestiture announced on April 18, 2023 has not complete in the first half of 2023 and the company has not recognized any gains from the Divestiture.

Net Income/loss

Net loss attributable to ordinary shareholders of GEHI for the first six months of 2023 was US$4.5 million, compared with US$26.8 million of net income attributable to ordinary shareholders of GEHI for the same period of 2022. This was primarily due to the decrease of US$30.5 million disposal gain the Company recognized from discontinued operation in the first half of 2022.

Adjusted net loss attributable to ordinary shareholders of GEHI for the first six months of 2023 was US$4.1 million, compared with US$27.3 million of adjusted net income attributable to ordinary shareholders of GEHI for the same period of 2022.

Basic and diluted net loss per ADS attributable to ordinary shareholders of GEHI for the first six months of 2023 were both US$3.15, compared with both US$19.11 of basic and diluted net income per ADS attributable to ordinary shareholders of GEHI for the same period of 2022. Each ADS represents twenty Class A ordinary shares.

3 Adjusted basic and diluted net income (loss) (from continuing operations) per ADS attributable to ordinary shareholders is a non- GAAP financial measure, which is defined as basic and diluted net income (loss) (from continuing operations) per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4 EBITDA is defined as net income (loss) excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders3 of GEHI for the first six months of 2023 were both US$2.93, compared with both US$19.42 of adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 of GEHI for the same period of 2022.

EBITDA for the first six months of 2023 was negative US$3.3 million, compared with US$36.3 million for the same period of 2022. Adjusted EBITDA for the first six months of 2023 was negative US3.0million, compared with US$36.8 million for the same period of 2022.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Gravitas Education Holdings, Inc.
Investor Relations
Tel: 86-10-8767-5752
E-mail: ir@geh.com.cn

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30, 2023	December 31, 2022
Current assets:
Cash and cash equivalents	19,753	20,510
Accounts receivable, net	1,097	658
Inventories	103	96
Prepaid expenses and other current assets	661	691
Amount due from related parties	526	504
Current assets for discontinued operations	12,260	18,786
Total current assets	34,400	41,245

Non-current assets:
Property, plant and equipment, net	4,979	4,780
Intangible assets, net	5,614	5,647
Deferred tax assets	33	34
Other non-current assets	1,545	1,354
Prepayments to related parties	1,076	1,009
Operating lease right-of-use assets	4,589	5,559
Non-current assets for discontinued operations	17,839	21,045
Total assets	70,075	80,673

Liabilities
Current liabilities:
Prepayments from customers, current portion	32	53
Accrued expenses and other current liabilities – third parties	5,068	3,670
Accrued expenses and other current liabilities – related parties	344	232
Income tax payable	835	949
Operating lease liabilities, current portion	2,807	2,928
Deferred revenue, current portion	400	892
Current liabilities for discontinued operations	19,540	23,509
Total current liabilities	29,026	32,233

Non-current liabilities:
Other non-current liabilities	3,509	3,604
Deferred income tax liabilities	950	959
Operating lease liabilities, non-current portion	1,943	2,468
Non-current liabilities for discontinued operations	13,314	16,510
Total liabilities	48,742	55,774

Mezzanine equity
Redeemable non-controlling interests	281	111

Equity
Ordinary shares	29	29
Treasury stock	(6,897)	(7,445)
Additional paid-in capital	134,828	135,060
Statutory reserve	5,293	5,293
Accumulated other comprehensive loss	(1,005)	(1,625)
Accumulated deficit	(111,512)	(107,059)
Total Gravitas Education Holdings, Inc. shareholders’ equity	20,736	24,253
Non-controlling interest	316	535
Total equity	21,052	24,788
Total liabilities, mezzanine equity and total equity	70,075	80,673

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Six months Ended June 30,
	2023	2022
Net revenues:
Services
Services-third parties	17,891	15,188
Services-related parties	36	54
Total services revenues	17,927	15,242
Products
Products-third parties	91	42
Total products revenues	91	42
Total net revenues	18,018	15,284
Cost of revenues:
Services	15,270	14,198
Products	57	37
Total cost of revenues	15,327	14,235
Gross profit	2,691	1,049

Operating expenses
Selling expenses	285	227
General and administrative expenses	5,687	3,046
Total operating expenses	5,972	3,273

Operating loss from continuing operations	(3,281)	(2,224)
Government subsidy income	1,199	1,095
Loss before income taxes from continuing operations	(2,082)	(1,129)
Less: Income tax benefits	-	(3)

Net loss from continuing operations	(2,082)	(1,126)

Discontinued operations
Loss from discontinued operations, net of income taxes	(2,401)	(4,146)
Gain on disposal, net of income taxes	-	30,537
Net (loss) income from discontinued operations, net of income taxes	(2,401)	26,391

Net (loss) income	(4,483)	25,265
Net income (loss) attributable to non-controlling interest from continuing operations	167	(18)
Net loss attributable to non-controlling interest from discontinued operations	(197)	(1,550)
Net (loss) income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(4,453)	26,833

Net (loss) income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. – Basic and diluted
Net loss from continuing operations	(0.08)	(0.04)
Net (loss) income from discontinued operations	(0.08)	1.00
Net (loss) income	(0.16)	0.96
Net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc. – Basic and diluted (Note 1)
Net loss from continuing operations	(1.59)	(0.79)
Net (loss) income from discontinued operations	(1.56)	19.90
Net (loss) income	(3.15)	19.11

Weighted average shares used in calculating net (loss) income per ordinary share
Basic and diluted	28,234,094	28,078,124

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Six months Ended June 30,
	2023	2022
Net (loss) income	(4,483)	25,265
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	(251)	(2,411)
Total comprehensive (loss) income	(4,734)	22,854
Less: Comprehensive loss attributable to non-controlling interest	(49)	(1,928)
Comprehensive (loss) income attributable to Gravitas Education Holdings, Inc.	(4,685)	24,782

Note 1：Each ADS represents twenty Class A ordinary shares.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Six Months Ended June 30,
	2023	2022
Operating loss from continuing operations	(3,281)	(2,224)
Share-based compensation expenses on continuing operations	142	142
Adjusted operating loss from continuing operations	(3,139)	(2,082)

Net loss from continuing operations attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(2,249)	(1,108)
Net (loss) income from discontinued operations attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(2,204)	27,941
Net (loss) income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(4,453)	26,833
Share-based compensation expenses on continuing operations	142	142
Share-based compensation expenses on discontinued operations	175	293
Adjusted net loss from continuing operations attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(2,107)	(966)
Adjusted net (loss) income from discontinued operations attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(2,029)	28,234
Adjusted net (loss) income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(4,136)	27,268

Net loss from continuing operations	(2,082)	(1,126)
Net (loss) income from discontinued operations	(2,401)	26,391
Net (loss) income	(4,483)	25,265
Add: Income tax benefits on continuing operations	-	(3)
Income tax expenses on discontinued operations	292	6,667
Depreciation of property, plant and equipment, and amortization of intangible assets of continuing operations	494	1,018
Depreciation of property, plant and equipment, and amortization of intangible assets of discontinued operations	415	3,393
EBITDA from continuing operations	(1,588)	(111)
EBITDA from discontinued operations	(1,694)	36,451
EBITDA	(3,282)	36,340
Share-based compensation expenses on continuing operations	142	142
Share-based compensation expenses on discontinued operations	175	293
Adjusted EBITDA from continuing operations	(1,446)	31
Adjusted EBITDA from discontinued operations	(1,519)	36,744
Adjusted EBITDA	(2,965)	36,775

Net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Basic and diluted (Note1)
Net loss from continuing operations	(1.59)	(0.79)
Net (loss) income from discontinued operations	(1.56)	19.90
Net (loss) income	(3.15)	19.11

Adjusted net (loss) income per ADS attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Basic and diluted (Note1)
Net loss from continuing operations	(1.49)	(0.69)
Net (loss) income from discontinued operations	(1.44)	20.11
Net (loss) income	(2.93)	19.42

Weighted average shares used in calculating basic and diluted net (loss) income per ADS (Note1)	28,234,094	28,078,124
Weighted average shares used in calculating basic and diluted adjusted net (loss) income per ADS (Note1)	28,234,094	28,078,124

Adjusted (loss) net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc.- Basic and diluted (Note1)
Net loss from continuing operations	(0.07)	(0.03)
Net (loss) income from discontinued operations	(0.08)	1.00
Net (loss) income	(0.15)	0.97

Note 1：Each ADS represents twenty Class A ordinary shares.